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                                                                 Exhibit (a)(15)


Contact:
Bob Gordon, CA

Doug Robinson, Investor Relations
 (516) 342-2391
 (516) 342-2745
bobg@cai.com
dougr@cai.com


CA TO LET CSC TENDER OFFER EXPIRE ON MARCH 16

ISLANDIA, N.Y., March 5, 1998--Computer Associates International, Inc. (CA) today announced it will let its $108 all cash tender offer for Computer Sciences Corporation expire at midnight on March 16.

In a letter today to Van B. Honeycutt, chairman and CEO of CSC, CA Chairman and CEO Charles B. Wang said, "For whatever reason, it seems you would rather risk harming CSC's business and in the process diminish its value, than negotiate with Computer Associates despite our repeated offers to engage in a negotiated transaction. And, rather than allowing our tender offer to proceed to the shareholders, CSC has waged a campaign of unlawful roadblocks and baseless mudslinging lawsuits. At the same time, news articles appeared with racist overtones that questioned our loyalty as a trustworthy government contractor just because my family emigrated to this country from China 45 years ago. These actions, together with the likelihood of a protracted battle, are unhealthy for CSC, CA and the technology industry that has served us both so well."

"We are simply unwilling to let this happen," Mr. Wang said.

Mr. Wang said CA continues to have great respect for CSC managers and employees, and expects the companies to look for opportunities to expand their business relationship.

"Throughout these discussions, we have maintained the utmost respect for CSC," Mr. Wang said. "We have been direct, even blunt, in letting you know where we stood every step along the way. This letter may be a blunt assessment of where we are, but unless you or your Board changes the landscape, we will not extend our $108 per share tender offer beyond its March 16 expiration."

Mr. Wang's letter follows:

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March 5, 1998

Mr. Van B. Honeycutt
Chairman and Chief Executive Officer
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA 90245

Dear Van,

After consulting with our Board of Directors, we have concluded that Computer Associates will not extend its tender offer for CSC.

We have proceeded from the outset in the utmost good faith and belief that combining Computer Associates and Computer Sciences would produce a world class information technology solutions provider without equal. The enthusiastic reception by clients and employees of our announced offer confirmed that belief. In fact, in our first meeting in Los Angeles on December 18, you immediately acknowledged the benefits for Computer Associates of such a combination, though admittedly you questioned the benefits to CSC's management and business. We also liked your view that no deal is unfriendly if price is agreed.

We took from this meeting several key points: your concerns about compensation for key managers and our plan for operating the business, and the need to come to agreement on price. Although Sanjay and I addressed some of these issues in that meeting, we knew we had more convincing to do. We left that meeting with your agreement to give the idea of a merger serious consideration.

In subsequent conversations, you reaffirmed that the idea of combining CA and CSC was worth serious consideration, and agreed that you and Sanjay should meet again in person to address the important people and operations issues, as well as price. We also encouraged you several times to let our respective advisors meet to work through details, but you were persistent in the desire to resolve the issues between principals. We continued to review our option to propose a cash or stock transaction. In the meantime, we lined up financing to be able to quickly complete an all cash offer if that was the ultimate decision. You then proposed that the next meeting be a make or break one - to decide whether we would move forward or not. Sanjay and I agreed, which led to scheduling the February 5th meeting in Scottsdale.

In Scottsdale, we again discussed in detail the issues important to you --price, organization, employee retention, stock options, severance plans, board composition and your role in the combined company. We thought we had agreed with you on all issues other than your role and price. With respect to price, you suggested that a fair value for CSC would be $130 per share, and in a telephone conference the next day you suggested that the range was $115 to $125 per share. While we still differed on price, we memorialized in Sanjay's February 6th letter the following agreements we did reach:

We are in agreement on the need and manner of retaining key managers and employees. We would supply key managers and employees with employment agreements that will provide them with a strong incentive to remain with the combined company. We are in agreement on providing stock option grants to key managers and employees.

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This will allow them to participate in the success of the combined company, and will further ensure continuity with respect to the combined company's commitment to our mutual clients.

We are in agreement that the CSC organization within the combined company will be on equal footing to CA's existing product organization. CA is committed to making sure that all of the members of the CSC organization are welcomed into the combined company with open arms.

We do not expect the combined company to need to reduce any headcount to achieve the synergies that a transaction of this size demands. Consequently, as in our last major acquisition of Cheyenne Software, we anticipate that all of the valuable CSC employees will be offered positions with the combined company.

Beyond the absolute level of staffing, we expect to maintain the current structure of CSC's organization with little change. As we discussed, it would make sense for the CA part of the combined company to take over CSC's product development efforts and for CSC, in turn, to take over CA's service commitments and efforts. The inherent synergies in this process will allow both the CA and CSC parts of the combined company to do what they do best.

We expect to staff new projects with both outside hiring and some redeployment of existing CA staff. This will allow the combined company to aggressively seek new services opportunities.

In Scottsdale and in subsequent conversations, we sought to bridge the gap between our respective values. When you gave us three options on February 10 --(1) to meet your price, (2) to go away and move on, or (3) to make an offer to your shareholders -- we elected to go directly to your shareholders with an all cash offer of $108 per share. We later indicated that we would be willing to pay as much as $114 in a promptly negotiated transaction. It was always my impression that the real issue was price. It now appears that sometime after our Scottsdale meeting, you decided that no price we offer would be high enough.

For whatever reason, it seems you would rather risk harming CSC's business and in the process diminish its value, than negotiate with Computer Associates despite our repeated offers to engage in a negotiated transaction. And, rather than allowing our tender offer to proceed to the shareholders, CSC has waged a campaign of unlawful roadblocks and baseless mudslinging lawsuits. At the same time, news articles appeared with racist overtones that questioned our loyalty as a trustworthy government contractor just because my family emigrated to this country from China 45 years ago. These actions, together with the likelihood of a protracted battle, are unhealthy for CSC, CA and the technology industry that has served us both so well.

We are simply unwilling to let this happen.

We continue to have great respect for CSC's managers, employees and clients. Computer Associates and CSC have a great history of working together in partnership for many of our mutual clients. Not only do we expect this to continue, but we will work hard to seek out opportunities to expand our business relationship.

Throughout these discussions, we have maintained the utmost respect for CSC. We have been direct, even blunt, in letting you know where we stood every step along the way. This letter may be a blunt assessment of where we are, but unless you or your Board changes the landscape, we will not extend our $108 per share tender offer beyond its March 16 expiration.

Very truly yours,

Charles B. Wang

                                        ###

          Computer Associates International, Inc. (NYSE: CA), with headquarters in Islandia, N.Y., is the world leader in mission-critical business software. The company develops, licenses and supports more than 500 integrated products that include enterprise computing and information management, application development, manufacturing and financial applications. CA has over 11,000 people in 160 offices in 43 countries and had revenue of $4.5 billion in calendar year 1997. CA can be reached by visiting http://www.cai.com on the World Wide Web, emailing info@cai.com, or calling 1-516-342-5224.

          Computer Associates' wholly owned subsidiary CAI Computer Services Corp. is making a tender offer for all outstanding shares of Computer Sciences Corporation common stock at a price of $108 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 16, 1998, unless extended in the manner described in the Offer to Purchase dated February 17, 1998.

          Computer Associates and the Computer Associates Nominees are participants in the solicitation of consents, proxies and agent designations from Computer Sciences Corporation shareholders. The Computer Associates nominees are Charles B. Wang, Sanjay Kumar, Russell Artzt, Peter A. Schwartz, Steven M. Woghin, Charles P. McWade, Ira Zar, Michael A. McElroy, David Kaplan, Robert Toth, Richard Chiarello, Lisa Savino, Gary Quinn, Abraham Poznanski and Douglas Robinson. None of the Computer Associates Nominees will receive any additional compensation for their participation in this solicitation.


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          Computer Associates owns, through a wholly owned subsidiary, 170,000 shares of common stock of Computer Sciences Corporation. None of the Computer Associates Nominees owns any shares of Computer Sciences common stock.

          Computer Associates has also retained Bear, Stearns & Co. Inc. and its affiliates ("Bear Stearns") to provide certain financial advisory services to Computer Associates. Bear Stearns is acting as Dealer Manager in connection with the Offer and as financial advisor to Computer Associates and CAI Computer Services Corp., a wholly owned subsidiary of Computer Associates, in connection with the proposed acquisition of the Company, but Bear Stearns has not been retained to specifically assist in this solicitation. Computer Associates is obligated to pay to Bear Stearns, if, as more fully described in the engagement letter relating to Bear Stearns' engagement, during the term of the engagement or within 12 months thereafter Computer Associates acquires the Company or more than 50% of its outstanding voting securities, a fee of $5 million and a fee of $1 million (which will be credited against such $5 million fee) if Computer Associates requests Bear Stearns to render a customary fairness opinion. Bear Stearns is also entitled to act as sole lead underwriter, placement agent and financial advisor in connection with certain debt and equity financings (and certain refinancings) and certain asset sales for a specified period following the acquisition and to receive fees in connection therewith. In addition, Computer Associates has agreed to reimburse Bear Stearns for its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Computer Associates and has agreed to indemnify Bear Stearns against certain liabilities and expenses in connection with the Offer and the Proposed Merger, including certain liabilities under the federal securities laws. Bear Stearns from time to time renders various investment banking services to Computer Associates and its affiliates for which it is paid customary fees.

          In connection with Bear Stearns' engagement as financial advisor, Computer Associates anticipates that Michael J. Urfirer, Senior Managing Director of Bear Stearns, Lisa M. Price, Senior Managing Director of Bear Stearns and Barry J. Cohen, Senior Managing Director of Bear Stearns, none of whom will receive additional compensation for such solicitation, may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in this solicitation. Bear Stearns will not receive any fee for, or in connection with, such solicitation activities by its employees apart from the fees it is otherwise entitled to receive as described above. None of the above-named employees of Bear Stearns owns any shares of Computer Sciences Corporation common stock.